SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                ____________

                                  FORM 8-A
                                ____________

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                          CSB FINANCIAL GROUP, INC.
           (Exact Name of Registrant as Specified in its Charter)

                  Delaware                             37-1336338
         (State of Incorporation or                  (I.R.S. Employer
                Organization)                     Identification Number)


             200 South Poplar Street, Centralia, Illinois  62801
        (Address of principal executive offices, including zip code)


             Securities to be registered pursuant to Section 12(b) of the
   Act:

                                    None

        If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
   Instruction A(c)(1) please check the following box.     /__/

        If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the
   Securities Act of 1933 pursuant to General Instruction A(c)(2) please
   check the following box.      /__/

             Securities to be registered pursuant to Section 12(g) of the
   Act:

                        Common Stock Purchase Rights
                              (Title of Class)

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


   ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        On June 12, 1997, the Board of Directors of CSB Financial Group, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $0.01 par value (the "Common Stock"), of the Company to the stockholders of record on June 23, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $36.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights Agent").

        Until the earlier to occur of (i) the tenth business day after a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock of the Company (such person or group being called an "Acquiring Person" and such date of first public announcement being called the "Stock Acquisition Date"), or (ii) the tenth business day after the commencement or announcement of an intention to make a tender offer or exchange offer which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a summary of the terms of the Rights (the "Summary of Rights") attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on June 23, 2007, unless earlier redeemed by the Company as described below.

        The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
   (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of Common Stock of certain rights, options or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of Common Stock of evidences of indebtedness or assets (excluding (a) a regular periodic cash dividend or (b) a dividend payable in Common Stock) or of subscription rights, options or warrants (other than those referred to above).

        In the event that a person becomes the beneficial owner of 15% or more of the outstanding shares of Common Stock (i.e., becomes an Acquiring Person), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will be void), will have the right to receive upon exercise thereof, that number of shares of Common Stock having a market value of two times the exercise price of the Right (such right being called the "Flip-In" right).

        In the event that, on or after the Stock Acquisition Date, the Company were acquired in a merger or other business combination, or 50% or more of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that the Company were the surviving corporation in a merger involving the Acquiring Person and the Common Stock were not changed or exchanged, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will be void), will thereafter have the right to receive upon exercise that number of shares of the Common Stock having a market value of two times the exercise price of the Right (such right being called the "Flip-Over" right). The holder of a right will no longer have a Flip-Over right if, and to the extent that, he has exercised his Flip-In right.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, a cash payment will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

        At any time prior to the time that there is an Acquiring Person, the Company may, at its option, redeem the Rights in whole but not in part, at a price of $0.01 per Right (the "Redemption Price"). Immediately upon the authorization of the redemption of the Rights by the Board of Directors of the Company, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        One Right will be distributed to shareholders of the Company for each share of Common Stock owned of record by them as of the close of business on June 23, 1997. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all shares of Common Stock will have attached Rights.

        The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved in advance by the Board of Directors of the Company. The Rights should not interfere with any merger of other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock, since until such time the Rights may be redeemed by the Company at $0.01 per Right.

        The present dividend distribution of the Rights is not taxable to the Company or its shareholders. The Rights are not dilutive and will not affect reported earnings per share. The Company will receive no proceeds from the issuance of the Rights as a dividend.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        The Board of Directors of the Company may amend the Rights Agreement from time, to time provided that any such changes do not adversely affect the interest of the holders of the Rights, and provided further that the Rights Agreement may not be supplemented or amended in any way after an Acquiring Person has became such.

        The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, including the form of Rights Certificate and the Summary of Rights is attached hereto as an exhibit and incorporated herein by reference. A copy of the Rights Agreement is available to all Right holders free of charge from the Company.
   The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

   ITEM 2.  EXHIBITS

        1 Rights Agreement dated June 13, 1997 between CSB Financial Group, Inc. and Registrar and Transfer Company, as Rights Agent. Included as Exhibit A to such Rights Agreement is a form of Rights Certificate, which will not be mailed to stockholders until the Distribution Date.

                                  SIGNATURE

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Centralia, State of Illinois, on June 13, 1997.

                                      CSB Financial Group, Inc.
                                           (Registrant)


                                      By:  /s/ K. Gary Reynolds
                                          -----------------------------
                                           K. Gary Reynolds, President
                                           and Chief Executive Officer

                                EXHIBIT INDEX

    Exhibit
     Number                        Description


       1 Rights Agreement dated June 13, 1997 between CSB Financial Group, Inc. and Registrar and Transfer Company, as Rights Agent. Included as Exhibit A to such Rights Agreement is a form of Rights Certificate, which will not be mailed to stockholders until the Distribution Date.